UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON SEPTEMBER 22, 2010

DATE, TIME, AND PLACE:

September 22, 2010, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez – Director. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Rectify and ratify the election of the Company´s Vice President Executive Officer Mr. Carlos Alberto López Galán, performed at the Board of Directors Meeting held on April 28, 2010, at 10:00 a.m.; and (b) Ratify all the actions performed by Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a)        Rectify and ratify the election of the Company´s Vice President Executive Officer Mr. Carlos Alberto López Galán, performed at the Board of Directors Meeting held on April 28, 2010, at 10:00 a.m., for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting, in order to establish that such Officer holds cumulatively the positions of Vice-President Executive Officer and Investor Relations Officer, as per article 19, caputand fifth paragraph of the Company´s Bylaws; and

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[Free English Translation]

(b)       Ratify all the actions performed by Mr. Carlos Alberto López Galán as the Company´s Investor Relations Officers since September 25, 2007, date of his indication to such position, as of this date.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which after read and approved, was signed by all attended Directors and the Secretary. São Paulo, September 22, 2010. a) Sr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Sr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Sra. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho - Secretary of the Board.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer